UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 10, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Harley-Davidson, Inc.

File No. 001-09183 - CF#27342

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   Harley-Davidson, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 5, 2010.

   Based on representations by Harley-Davidson, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 4.4   through September 07, 2012

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

             Loan Lauren P. Nguyen
             Special Counsel